PHILIPS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS
LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83
October 19, 2006
Cecilia D. Blye
Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549
Re: Koninklijke Philips Electronics N.V. — Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 001-05146-01)
Dear Ms. Blye:
Thank you for your letter dated March 21, 2006 setting forth requests for supplemental information relating to the Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”) of Koninklijke Philips Electronics N.V. (“Philips” or the “Company”) filed with the Commission on February 13, 2006.
Philips’ responses to your requested information are set forth below. To facilitate your review, we have included in this letter the captions and numbered comments from your comment letter in italicized text, and have provided Philips’ responses immediately following each numbered comment.
The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the Reports reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F for the year ended December 31, 2005
1. We note from public media sources and your website that you may have existing or anticipated operations associated with Cuba, Iran and Syria. We note a March 15, 2003 interview with Gerard Kleisterlee in which he states that several Middle East countries have increasing interest to the company, with Iran being one of the named countries. Your Form 20-F includes no disclosure regarding operations in any of these countries. Please describe your current, historical and anticipated operations in, and contacts with, Cuba, Iran and Syria, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.
Response:
During the three-year period goods and services have been supplied to companies in Cuba, Iran and Syria. Medical equipment has also been supplied to governmental hospitals in Cuba and Syria.
Sales through consolidated companies
Except as described below for Iran, none of our businesses have operations in Cuba, Iran or Syria in terms of investments in those countries, corporations or other entities organized under the laws of those countries, or offices in those countries.
Four of our five product divisions — Consumer Electronics, Domestic Appliances and Personal Care, Medical Systems and Lighting — derived revenues from sales of products and services in Cuba, Syria and Iran during the years 2003, 2004 and 2005.
Two other business units that are reported as part of our Other Activities sold products in one of these countries. Assembléon derived revenues from sales of products in Iran in 2004 and 2005, and Philips Business Communications (PBC) derived revenues from sales of products in Cuba in 2005 by a third party.
Our Semiconductors product division did not sell any products or services in or into, or derive revenues from, Cuba, Iran and Syria during the years 2003, 2004 and 2005.
In addition, since 2004 Philips Medical Systems has supplied medical equipment into Venezuela which has been purchased through Cimex Corporacion (“Cimex”) — a Cuban governmental purchasing organization — as part of a health care improvement project of the Venezuela government. In connection with this project, which is primarily managed through Cuban assistance to the Ministry of Health in Venezuela, Philips delivers medical equipment to Venezuelan hospitals and receives payment from Cimex. Philips understands that the government of Venezuela in turn, compensates Cuba. Our sales to this Venezuelan health care program were [•]. [CONFIDENTIAL INFORMATION IN THE PRECEDING SENTENCE HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] As the Venezuelean government is the party to which this medical equipment is delivered by Philips, the financial results and other information presented in this response letter exclude sales through this program unless specifically indicated.
Unless otherwise indicated, the financial data contained in this response letter under this caption relates to entities that Philips consolidated in its results as of 31 December 2005.
In addition, Philips has requested information from all of the joint ventures and other entities in which it held a 20% or greater equity interest and which it accounted for on the equity method of accounting (“equity accounted affiliates”) at 31 December 2005, and included any relevant information received in this response letter.

Sales through consolidated companies in Euros
(Figures have all been rounded up to the next full million)
[CONFIDENTIAL INFORMATION IN THE FOLLOWING TABLE HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

In Million Euro	2003	2004	2005
Cuba
Iran
Syria
Sales through consolidated companies in US $
(Figures have all been rounded up to the next full million)
[CONFIDENTIAL INFORMATION IN THE FOLLOWING TABLE HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

	2003	2004	2005
In Million US$	(1$=0.8854€)	(1$= 0.8050€)	(1$= 0.8053€)
Cuba
Iran
Syria
The total revenues derived from Philips’ operations in Cuba, Iran and Syria as shown in the above tables represented in each year approximately one-tenth of one percent of Philips’ consolidated sales for 2003, 2004 and 2005.

Products and services to Cuba, Iran and Syria:
[CONFIDENTIAL INFORMATION IN THE FOLLOWING TABLE HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Product Division or
Business Unit	Sales in Million US$	Key Products	Key end markets
Medical Systems		Medical equipment, e.g. Defibrillators, MR-scanners, Ultrasound, monitors, etc.; spare parts for the medical equipment delivered	Hospitals & Doctors
Lighting		Lamps, indoor fluorescent lamps, automotive lamps, downlights, lighting components & materials	Households & professional lighting appliances
Consumer Electronics		Consumer equipment, e.g. color TVs, hotel TVs, DVD players, CD-audio equipment	Households & Hotels
Domestic Appliances & Personal Care		Domestic appliances, e.g. Irons, Blenders, citrus presses	Households & Hotels
Assembléon		Surface-mount placement equipment	Industry
Business Communications		PBX business telephone system	Business
Revenue distribution over the Product Divisions and Business Units during the 3 year period 2003-2005:
[CONFIDENTIAL INFORMATION IN THE FOLLOWING TABLE HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

				Domestic Appliances		Business
	Medical Systems	Lighting	Consumer Electronics	and Personal Care	Assembléon	Communications
Cuba
Iran
Syria

Sales through unconsolidated companies
In addition to the information on consolidated operations set forth above, Philips has requested information relating to all of the joint ventures and other entities that were equity accounted affiliates at 31 December 2005. The results are as follows:
Philips had 40 equity accounted affiliates at 31 December 2005. As of October 4, 2006, Philips had received responses in respect to 39 of those entities, of which three equity accounted affiliates have business in one or more of the countries (see below). With respect to one of these entities we do not expect to obtain information as they are no longer affiliated with the Company.
In addition, Philips had 22 equity accounted affiliates that were at least for a part of the period 2003-2005 equity accounted affiliates by Philips but were no longer so accounted by the end of 2005. As of October 4, 2006, responses had been received with respect to 17 of those entities (none of them reported business in the three countries). With respect to five of these entities we do not expect to obtain information as they are no longer affiliated with the Company.
The only equity accounted affiliates so far identified with business in Cuba, Iran or Syria sold
(1) picture tubes into Iran (sales: [•]; (2) lighting fluorescence tubes into Cuba (sales: [•]), and into the United Arab Emirates, to a customer with distribution channels into Iran (sales to the UAE: [•]); and (3) filaments into Iran (sales: [•]). [CONFIDENTIAL INFORMATION IN THE PRECEDING SENTENCE HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Equity interests in companies in Cuba, Iran and Syria
Philips has no investments in Cuba and Syria. Philips has agreements with unrelated local parties about distribution and sales in Iran and Syria. In Cuba there are no local distributors.
Philips has no interest in companies in Cuba and Syria, and only the following in Iran: (1) ownership of 100% of the shares of “Philips Iran”, a private joint stock company originally established in 1956, with a nominal value of approximately US$ 4,600 (40,000 million Iranian Rials), and
(2) ownership of 2.3% of Sherkate Towlidi Lampe Tasvire Iran, a joint venture originally established in 1970 that has been dormant since 1996, with a nominal value of approximately US$ 13,300 (115,415 million Iranian Rials).
There are no Philips employees or entities located in Syria and Cuba.
Philips has no production facilities in Cuba, Iran or Syria.
Explanation relating to Iranian assets:
The local country organization “Philips Iran” has four staff members on its payroll, and operates Philips’ representative office in Iran. This office is managed through Philips Middle East in Dubai, and is wholly owned by Philips. The office is not a trading office but maintained for legal representation. All business activities are conducted on export/import basis, managed by the product divisions out of the United Arab Emirates.
The carrying financial value of Philips Iran in the accounts of Philips is -12,124 Euro (negative).
The responsibilities of Philips Iran are:
•	Representing Philips in Iran in contacts with governmental authorities, local institutions, academic establishments, and media.
•	Reporting on business outlook, opportunities, risks, trends and general information relevant to the potential for business in Iran.
•	Providing assistance on Philips matters to local Agents/Distributors.

•	Providing information as to changes in the Iranian laws and regulations regarding imports of Philips related products.
•	Maintaining contacts with government authorities and industry leaders with the objective of identifying business opportunities for Philips.
As noted above Philips had a joint venture, Sherkate Towlidi Lampe Tasvire, which has been dormant since 1996.
This company is a private company. The nominal share capital is Rls. 5,000,000,000 (approximately $ 580,000). An individual ([•]) owns approximately 70% of this company. [CONFIDENTIAL INFORMATION IN THE PRECEDING SENTENCE HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] We do not control this company. The company has currently no value in the accounts of Philips. To the best of our knowledge the following information is correct:
The assets of the company at 31 December 2005 were about Iranian Rials 1,700,000,000 (approximately $ 200,000). The accumulated losses of the company are higher than the capital of the company. Until 1994, the joint venture produced 21” color-TV sets solely for the Iranian market and had machinery and lines of production for picture tubes. Since 1994, it has not had any production and it has incurred a loss annually.
Due to the dormant nature of the joint venture, we believe that this venture does not present and will not present any risk with respect to global security. In light of the operations conducted while active, we also believe that it did not in the past present such risk.
Future business:
We expect that the business volume in Iran and Syria will remain in the same order of magnitude during 2006 and 2007 as it was in the years 2003, 2004 and 2005. This could change because of a number of factors beyond our control, such as any actions taken by governments or international bodies.
The volume of sales in Cuba in the future may increase if current prospects are realized in the field of energy saving lamps, and medical equipment for hospitals. This is based on the energy saving project of the Cuban government, and extrapolation of the sales of medical equipment during the past two years. However, we do not expect that sales into Cuba will exceed 0.2% of our total consolidated revenues during the next 2 years.
There may be an additional project of medical deliveries to the Venezuelan Ministry of Health in connection with the program mentioned above through a contractual agreement in which the Cuban Cimex organization is a contract partner. We consider these to be supplies to Venezuela and accordingly they are not included in the figures presented above. It is expected that this order may generate sales of around [•]. [CONFIDENTIAL INFORMATION IN THE PRECEDING SENTENCE HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

2. In light of the fact that Cuba, Iran and Syria are identified as state sponsors of terrorism by the U.S. State Department and subject to economic sanctions and controls administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department’s Bureau of Industry and Security, please address the materiality of any operations or contacts described in response to comment one above. Also, please present your view as to whether any such arrangements or other contacts constitute a material investment risk for your security holders.
Response:
Please see our response to Comment 1 for a quantitative analysis of our historical operations, including assets in and revenues derived from Cuba, Iran and Syria. As noted in our response to Comment 1, our revenues from sales in those countries represent in aggregate approximately one-tenth of one percent of Philips’ consolidated sales and virtually none of its consolidated net assets. We do not believe that these operations constitute a material investment risk for Philips shareholders because of their small size and the nature of the products and services sold.
3. In preparing your response please address materiality in quantitative terms, including the approximate dollar amount of revenues and assets associated with Cuba, Iran and Syria. Your response should also include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value as a result of operating in countries identified as state sponsors of terrorism. We note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in and/or permitting divestment of state pension fund assets from companies that do business with U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your qualitative analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Cuba, Iran and Syria.
Response:
As noted in our response to Comment 1, our revenues from sales in those countries represent in aggregate approximately one-tenth of one percent of Philips’ consolidated sales and virtually none of its consolidated net assets.
Philips has assessed the potential effects of its contacts with Cuba, Iran, and Syria based on qualitative factors as well as quantitative factors, including the potential impact upon the reputation of, and investor interest in Philips. Even where U.S. export or reexport licenses to these countries are required due to U.S.-origin product content, U.S. policies and regulations that govern the export of medicines and medical supplies and equipment either by sale or donation provide that licenses will ordinarily be granted for the export and reexport of medical devices to Cuba and Iran (e.g. the Ag/Med program promulgated in response to the Trade Sanctions Reform and Export Enhancement Act of 2000). Thus, given U.S. Government policy to approve such sales, the export of medical devices by a non-US company should not carry the reputational risk that exports of other products, such as dual use items or other products that are barred by either the OFAC sanctions or the EAR, would carry. As demonstrated above, such medical products formed the majority of Philips exports to these countries.

With respect to the adoption by certain States of sanctions and similar provisions, we believe that those actions have been pre-empted by the comprehensive federal sanctions legislation and regulations (See the U.S. Supreme Court’s decision in Crosby v. National Foreign Trade Council, 530 U.S. 363 (2000)). We do not believe that such attempts by certain States to enter the foreign policy arena are likely to constitute a material investment risk for our security holders.

Philips operates a uniform and company-wide system on export controls. Philips seeks and obtained US export licenses to these countries related to supply of health and medical equipment when required. The application of export controls and sanctions to our multinational operations is quite complex, and though we strive for full compliance, sometimes errors are made. [CONFIDENTIAL INFORMATION IN THIS PARAGRAPH HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
On the basis of the foregoing, and on the fact that the total sales to customers in Cuba, Iran and Syria in the years 2003, 2004 and 2005 amounted to only 0.1 % of the total consolidated sales of the Company in each year, we do not believe that these activities pose any material risks to Philips or to investors in Philips securities and we believe that they should not affect our reputation or our share price or otherwise be material to a shareholder in assessing, as part of the overall mix of information, an investment in Philips.
In light of the foregoing we do not believe that under the circumstances any additional information regarding the Company’s businesses in Cuba, Iran and Syria would be significant to investors.
*****
Please direct any questions or comments regarding the enclosed material to the undersigned at (011) (31) 20 59 77 241. Our fax number is (011) (31) 20 59 77 150. We are available to discuss any of the foregoing with you at your convenience.
Very truly yours,
_________________

E.P. Coutinho
General Secretary and Chief Legal Officer
cc:	James Lopez (Securities and Exchange Commission) Gerard Ruizendaal Wolter Boerman Albert Verdam (Koninklijke Philips Electronics N.V.)

Andrew D. Soussloff John O’Connor (Sullivan & Cromwell LLP)